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                      RENAISSANCE MORTGAGE ACCEPTANCE CORP.
                                100 Woodbury Road
                            Woodbury, New York 11797



February 7, 2002



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re: Renaissance Mortgage Acceptance Corp., as Registrant Registration Statement on Form S-3, Amendment No. 1 Registration No. 333-74154-01
                           Request for Withdrawal of Registration Statement
                           ------------------------------------------------

Ladies and Gentlemen:

         In accordance with Rule 477 under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), Renaissance Mortgage Acceptance Corp. hereby requests that its Registration Statement on Form S-3, Amendment No. 1, Registration No. 333-74154-01 (the "Amendment"), be withdrawn effective as of the date hereof or as soon as practicable thereafter, on the grounds that the Registration Statement on Form S-3, Registration No. 333-74154, which was amended by the Amendment, was erroneously filed under an incorrect registrant and has been withdrawn under Rule 477 of the General Rules and Regulations under the Securities Act. The Registrant has not sold any of the securities registered under the Amendment.

         We hereby WITHDRAW the Registrant's previous request for withdrawal of the Amendment, dated the date hereof, which was submitted in error.


Very truly yours,
/s/ Richard Blass
-----------------------
Richard Blass
Chief Financial Officer